Mail Stop 3561
      July 8, 2005

James J. Bender
General Counsel
Williams Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

      Re:	Williams Partners L.P.
		Registration Statement on Form S-1
      Filed June 24, 2005
		File No. 333-124517

Dear Mr. Bender:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue comment 2 in our letter dated June 1, 2005.
Utilizing
proceeds from the sale of units to redeem an equal number of units from affiliates of your general partner appears to constitute a sale of those units for the account of those affiliates.

Prospectus Cover Page
2. We reissue comment 3 in our letter dated June 1, 2005. While noting your response, we continue to believe that the expected distribution rate is not appropriate for cover page disclosure. Instead, the disclosure should appear in the summary, where currently it already does.





Artwork
3. We reissue comment 4 in our letter dated June 1, 2005. Please remove the defined term "NGL" from your artwork.

Prospectus Summary, page 1
4. As your adjusted EBIDTA is a non-GAAP financial measure, we do not believe it is appropriate to include it in the Summary. Please delete the disclosure on EBIDTA in the carryover paragraph at the bottom of page 1, or substitute with an equivalent GAAP measure discussion in this section.

Cash Distribution Policy, page 33

Cash Available to Pay Distributions, page 42
5. We are still reviewing your response and revisions made in these sections to address comment 10 in our letter dated July 8, 2005.
We
may have further comments upon the completion of our review.

Selected Historical and Pro Forma Combined Financial and Operating
Data, page 51
6. Please refer to comment 11 in our letter dated June 1, 2005. Please disclose in your filing the reasons why you present separate
Adjusted EBITDA measures for Williams Partners Predecessor and Discovery. We believe your disclosure should describe, at a minimum,
Discovery`s cash distribution policy and how you expect distributions from Discovery to represent a significant portion of your available cash to pay distributions. Please ensure your disclosures justifying presentation of separate Adjusted EBITDA measures satisfy the requirements of Question 8 of the SEC`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please similarly revise your disclosures throughout the filing.

Unaudited Williams Partners L.P. Pro Forma Financial Statements

Unaudited Pro Forma Statement of Operations, page F-4
7. Please refer to comment 25 in our letter dated June 1, 2005.
We
are not in a position to agree with your conclusion that the two-class method is inappropriate for presenting your earnings per unit results. We believe that the subordinated units represent a separate class of common units that require two-class presentation under paragraph 60.b. of SFAS 128. While you claim that the common and subordinated units have the same dividend rates, your cash distribution policy appears to indicate that there is the possibility that the subordinated units may receive a lower distribution than the common units or none at all. Furthermore, since your subordinated units are already a class of common unit they are precluded from being characterized as a security that is convertible into common units under paragraph 61 of SFAS 128. Please revise your earnings per unit presentation accordingly.

Note 2. Pro Forma Adjustments and Assumptions, page F-6
8. We note that you plan to retain $7.4 million of offering
proceeds
for working capital purposes to offset an estimated equal amount of
deferred revenue.  Since you plan to retain these funds, please tell
us why the $7.4 million is not included as a reduction to the
$83.5
million distribution to Williams in footnote (e). Based on your disclosure throughout the filing, including the Use of Proceeds section, it appears the pro forma distribution to Williams should be
$76.1 million.  Please revise or advise.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Robert V. Jewell, Esq.
	Andrews Kurth LLP
	Fax:  (713) 238-7127

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James J. Bender
Williams Partners L.P.
July 8, 2005
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